Filed Pursuant to Rule
                                                424(b)(3) of the
                                                Securities Act of 1933
                                                Registration No. 333-19199



                  SUPPLEMENT DATED MARCH 26, 1997 TO PROSPECTUS
                           Dated February 21, 1997 of
                            Thermedics Detection Inc.


             The Rights distributed in connection with the Rights Offering of Thermedics Detection Inc. expired at 5:00 p.m. on Wednesday, March 19, 1997. Each Rights holder was permitted to deliver to the Subscription Agent Rights exercised pursuant to a duly completed Notice of Guaranteed Delivery until such date and time. The Company issued 2,275,080 shares of Common Stock pursuant to the exercise of Rights, including 1,230,788 shares pursuant to the exercise of Rights by the Underwriters. The Rights exercised by the Underwriters were acquired from third parties through open market transactions and private purchases at prevailing market prices ranging from $0.125 to $0.50. Although the Underwriters were not required to purchase any shares of Common Stock pursuant to the Standby Underwriting Agreement, the Underwriters acquired an additional 396,212 shares of Common Stock on March 26, 1997 pursuant to the purchase of the Firm Shares (which includes the purchase of 96,212 Shares pursuant to the exercise of the over-allotment option relating to the Firm Shares). The shares of Common Stock acquired by the Underwriters upon the exercise of Rights and pursuant to the purchase of the Firm Shares and the exercise of the over-allotment option relating thereto have been, or will be, reoffered to the public at prevailing market prices.